December 16, 2024

By EDGAR Submission

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Attention:

Jeanne Baker

Al Pavot

Division of Corporation Finance, Office of Industrial Applications and Services

Re:	Smith & Nephew plc Form 20-F for the fiscal year ended December 31, 2023 Filed March 11, 2024 File No. 001-14978

Ladies and Gentlemen,

Smith & Nephew plc (“SNN”, “the Company” or “we”) is submitting this letter in response to a second set of written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 18, 2024 (the “Comment Letter”), on SNN’s Annual Report on Form 20-F filed with the Commission on March 11, 2024 for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”).

Set forth below is the heading and text of the Staff’s comment followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2023

Note 2 Business segment information, page 180

1. We note your response to prior comment 2. Please more fully explain your statement that "...aggregating these operating segments into a single operating segment (which is itself also a reportable segment) is acceptable because such presentation most properly reflects its operations and because separate reporting of such segment information would not significantly enhance an investor’s understanding of the Company’s business, financial position and operating results." Ensure your response addresses the following:

•	We note that the internal reorganization in 2023 resulted in the appointment of separate Presidents for Sports Medicine and ENT while previously Sports Medicine and ENT were led by one individual. Explain your reasons for the reorganization. In light of this reorganization, explain why you believe the aggregation of these operating segments reflects your current operations.

•	To support your belief that the Sports Medicine and ENT operating segments are economically similar and that separate reporting would not significantly enhance an investor’s understanding of the Company’s business, financial position and operating results, please supplementally provide us with revenues from external customers, segment profit and gross profit for Sports Medicine and ENT for the last 5 fiscal years. Your response should address any discrepancies in the trends depicted.

Response

Background to reorganization:

The Company respectfully advises the staff that the Company implemented an internal reorganisation in 2023 as a result of a strategic review of the Company as a whole. As part of the reorganisation a full review was undertaken of our organisational structure leading to a business unit focus on commercial delivery rather than a regional focus in our Europe, Middle East and Africa and Asia Pacific regions. This was a fundamental change in the operations of the Company and resulted in the appointment of separate Presidents for Sports Medicine and ENT. The Company’s operating structure continues to be based on global business units consistent with prior years as the monitoring of the performance of the Company and the allocation of resources is primarily on this basis, therefore the Company believes that the determination of operating segments on this basis is consistent with the core principle of IFRS 8.

The Presidents of these operating segments are in these positions to ensure a dedicated focus on growth objectives, as opposed to having responsibility for the whole value chain due to the operational overlap between these segments for which production takes place in the same facility and involves cross-sharing of resources and the products are distributed in the same channels.

Following the reorganisation, the Company determined that Sports Medicine and ENT represented separate operating segments (on the basis that they each met the criteria in IFRS 8.5) but that the aggregation criteria in IFRS 8.12 were met to aggregate the two operating segments for reporting purposes. As part of its internal reporting, the Company provides aggregated financial information for Sports Medicine and ENT segments to the Executive Committee (“ExCo”). In addition, financial information for the Sports Medicine and ENT operating segments is also provided to the ExCo on an individual basis. The ExCo is considered to be SNN’s chief operating decision maker (“CODM”) as defined by IFRS 8.7 and considers the financial information for these segments both individually and in aggregate as part of decision-making process.

Depiction of current operations and alignment to IFRS 8:

The Company believes that the aggregation of these operating segments is appropriate on the basis that it reflects its current operations and is consistent with the core principle of IFRS 8 given the segments have similar economic characteristics. ENT and Sports Medicine products are manufactured in the same facility, have the same sales volume metrics on which they are assessed i.e. based on the number of procedures, are distributed in the same channels, and ENT derives significant synergistic benefits from the significantly larger pre-existing footprint of Sports Medicine in the geographies that the ENT segment operates in due to such similarities including technology, manufacturing activities and distribution channels (the ENT business was acquired as part of the acquisition of ArthroCare in 2014). The Company also considered that ENT is a significantly smaller operating segment relative to Sports Medicine (ENT and Sports Medicine represent circa 3% and 27% of the Company’s revenue respectively) and is subject to similar competitive, operating and financial risks as Sports Medicine. Based on these factors, and those set out in our response dated November 8, 2024, the Company exercised judgement and concluded that the aggregation of these operating segments is appropriate in accordance with the requirements of IFRS 8 and reflects the Company’s current operations enabling users of the financial statements to evaluate the nature and financial effects of the business activities in which the Company engages and the economic environment in which the Company operates.

Quantitative data:

The revenues from external customers, gross profit and segment profit for Sports Medicine and ENT operating segments for the last 5 fiscal years, individually and in aggregate, are summarised below:

2023	2022	2021	2020	2019
Sports Medicine	$ million	$ million	$ million	$ million	$ million
Revenue from External Customers	1,533	1,437	1,429	1,227	1,385
Gross Profit	***	***	***	***	***
Gross Margin	***	***	***	***	***
Segment Profit	***	***	***	***	***
Segment Margin	***	***	***	***	***

	2023	2022	2021	2020	2019
ENT	$ million	$ million	$ million	$ million	$ million
Revenue from External Customers	196	153	131	106	151
Gross Profit	***	***	***	***	***
Gross Margin	***	***	***	***	***
Segment Profit	***	***	***	***	***
Segment Margin	***	***	***	***	***

	2023	2022	2021	2020	2019
Sports Medicine & ENT	$ million	$ million	$ million	$ million	$ million
Revenue from External Customers	1,729	1,590	1,560	1,333	1,536
Gross Profit	***	***	***	***	***
Gross Margin	***	***	***	***	***
Segment Profit	503	472	459	306	489
Segment Margin	29.1%	29.7%	29.4%	23.0%	31.8%

Analysis of trends:

The Company advises the staff that the Covid pandemic had a dissimilar impact on the Sports Medicine and ENT operating segments, as ENT procedures are more elective in nature compared to Sports Medicine. As a result, ENT experienced a sharp decline in revenue in 2020 and recovered to 2019 levels in 2022, whereas Sports Medicine experienced a relatively smaller decline and recovered to 2019 levels in 2021. In addition, as a result of the backlog in the elective procedures market and the impact of the Covid pandemic subsided, revenue for ENT increased significantly in 2023. The Company expects the ENT revenue growth rate to stabilise at the same levels as the Sports Medicine revenue growth rate and does not believe that the relative outperformance in 2023 is indicative of a long-term sustainable trend. This conclusion is underpinned by the Company’s expectation that the addressable market for these segments is expected to exhibit similar growth rates over the long-term and that the Company will have to continue to invest in research and development to maintain its market position in the context of the competitive landscape.

The gross profit margins of these segments between 2019 and 2023 were broadly similar as ENT products are produced in the same facility as Sports Medicine and the products are sold in the same markets as Sports Medicine. The longer-term gross margins are expected to align, as demonstrated in 2023.

The segment profit margin of ENT was higher than Sports Medicine in 2019. This is due to the synergistic benefits associated with the significantly larger pre-existing footprint of Sports Medicine in the geographies that the ENT segment operates in resulting in a relatively lower sales and marketing expense coupled with the benefit ENT derives from the research and development expense incurred by Sports Medicine on the COBLATION surgical method. The Company further considers that the segment profit margin of ENT would be relatively lower in the absence of these synergistic benefits and following the reorganisation has never sought to revisit individual cost allocations between ENT and Sports Medicine on the basis that the existing individual and aggregated operating results are sufficient to allow the CODM to make informed decisions about resources to be allocated to each of the segments that exist and any reallocations would be immaterial both quantitatively and qualitatively. Overall, the segment profit of these segments declined in 2020 due to the Covid impact with ENT experiencing a larger decline due to the relatively larger impact on revenue as compared to Sports Medicine on the basis that ENT procedures are more elective in nature, as noted earlier. Segment profit margin of Sports Medicine recovered to 2019 levels in 2021 aligned with the recovery in revenue, however, segment margin of ENT recovered more gradually as the 2019 revenue levels were achieved slightly later, from 2022. The segment profit margin of ENT was higher than Sports Medicine in 2023 on account of the operating leverage achieved from a significant increase in revenue coupled with the synergistic benefits it derives from Sports Medicine.

Based on the above factors, and in conjunction with the aligned geographic footprint of operations, the Company believes that the competitive, operating and financial risks associated with these segments are broadly similar.

Core principle of IFRS 8:

In considering the core principle of IFRS 8 to ensure sufficient information is disclosed “to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates” the Company also took into account the size of the ENT segment relative to the aggregated size of the Sports Medicine and ENT segment and that of the Company as a whole to determine whether separate reporting of the Sports Medicine and ENT operating segments would significantly enhance an investor’s understanding of the Company’s business. Based on the assessment performed, as summarized below, the Company determined that the ENT segment does not represent a material part of the Company’s business and therefore separate reporting would not significantly enhance a user’s ability to evaluate the Company’s business, financial position and operating results.

2023	2022	2021	2020	2019
Company	$ million	$ million	$ million	$ million	$ million
Revenue from External Customers	5,549	5,215	5,212	4,560	5,138
Segment Trading Profit (consolidated)	1,373	1,291	1,300	1,011	1,525

	2023	2022	2021	2020	2019
ENT Quantitative Assessment	$ million	$ million	$ million	$ million	$ million
ENT Revenue as a percentage of Company Revenue from External Customers	3.5%	2.9%	2.5%	2.3%	2.9%
ENT Revenue as a percentage of aggregated Sports Medicine and ENT Revenue	11.3%	9.6%	8.4%	8.0%	9.8%
ENT Segment Profit as a percentage of Company Segment Trading Profit (consolidated)	***	***	***	***	***
ENT Segment Profit as a percentage of aggregated Sports Medicine and ENT Segment Profit	***	***	***	***	***

As set out above, ENT revenue represents around 3% of the Company’s revenue from external customers and around 10% of the aggregate revenue of Sports Medicine and ENT and is therefore not material in the context of the Company’s business as a whole. ENT segment profit represents a small proportion of the Company’s consolidated segment trading profit as well as that of the aggregated segment profit of Sports Medicine and ENT.

The Company also considered the segment margin of Sports Medicine relative to that of the aggregated Sports Medicine and ENT segments as set out below.

	2023	2022	2021	2020	2019
Segment Margin variance	$ million	$ million	$ million	$ million	$ million
Aggregated Segment Margin of Sports Medicine and ENT	29.1%	29.7%	29.4%	23.0%	31.8%
Segment Margin Sports Medicine	***	***	***	***	***
Variance	***	***	***	***	***

The segment margin of Sports Medicine is very similar to the aggregated segment margin of Sports Medicine and ENT which indicates that the ENT operating segment has a highly immaterial impact on the aggregated segment margin of Sports Medicine and ENT. In addition, the aggregated segment margin trend over the last 5 years is broadly similar to that of the Sports Medicine segment margin trend.

Therefore, the Company believes that separate reporting would not significantly impact a user’s ability to evaluate the Company’s business, financial position and operating results.

Based on the above conclusion, the Company did not perform a detailed allocation exercise to ascribe a value to the synergistic benefits due to the materiality of amounts involved. However, in assessing the synergistic benefits qualitatively, the Company considered the benefit ENT derives from research and development expenses incurred by Sports Medicine as well as sales and marketing expense as a percentage of revenue and ascribed the relatively lower expense for ENT segment to the synergistic benefits noted above. The Company believes that the segment margin of ENT will continue to be comparatively higher than Sports Medicine due to the synergistic benefits. The Company expects the difference in segment margin of Sports Medicine and ENT to be lower than that seen in 2023 as the ENT segment is expected to increase research and development expenditure. In addition, the CODM takes into consideration the segment margin of each of these segments together with the fact that growth and expansion of ENT is to an extent connected with the growth and expansion of Sports Medicine due to the operational footprint of Sports Medicine and the associated synergistic benefits.

Based on these factors, the Company believes that separate presentation of ENT may mislead the users of financial statements as the segment margin of ENT would be relatively lower in the absence of the benefits it derives from the Sports Medicine segment in the geographies it operates in.

Conclusion:

Therefore, based on the above factors and those set out in our response dated November 8, 2024, including:

i.	Core principle of IFRS 8;

ii.	Economic characteristics and associated business risks being closely related;

iii.	Nature of products being medical devices to help repair or remove soft tissues;

iv.	Nature of production processes and technologies that facilitate production;

v.	Type or class of customers being primarily hospitals and clinics with similar levels of seasonality;

vi.	Similar distribution methods; and

vii.	Similar regulatory environment

the Company exercised judgement and concluded that the aggregation of these operating segments is appropriate.

The Company further submits that as the Company exercised judgement in applying the aggregation criteria set out in IFRS 8.12, the Company will expand the disclosure in Note 2 to the Annual Report on Form 20-F for 2024 to include:

“In applying the aggregation criteria prescribed by IFRS 8 Operating Segments, management made certain judgements pertaining to the economic indicators relating to these operating segments including those relating to the similarities in the expected long-term market growth rates, the geographic and operational risks and the competitive landscape that these segments operate in.”

Note 17 Provisions and contingencies, page 211

2. We note your response to prior comment 7 and have the following additional comments:

•	With regard to the Operations and Commercial Excellence programme (programme), please provide additional information regarding how you reorganised your supply chain and selling model. Quantify the number of manufacturing sites closed and remaining number of manufacturing sites. Identify the markets that underwent the reorganisation of your selling model and indicate how large those markets were in comparison to your total market.

•	With regard to the 12-Point Plan (the plan), please provide us with the underlying activities performed to fix Orthopaedics, improve productivity and accelerate growth.

•	With reference to this expanded information, more fully address, for both the programme and plan, how these activities fall within the events identified in IAS 37.10 and IAS 37.70 such that they meet the definition of a restructuring.

•	Separately present the costs presented in your response for the programme and plan.

•	Please provide us with additional information, for both the programme and plan, regarding the specific activities or events underlying the business advisory services, integration and dual running and contractual terminations. Address whether these were internal or external costs.

Response

We have set our responses to the Staff’s comments below regarding the Operations and Commercial Excellence Programme (the “Programme”) and the 12-Point Plan (the “Plan”).

The Company notes that IAS 37.10 states that “a restructuring is a programme that is planned and controlled by management, and materially changes either: (a) the scope of a business undertaken by an entity; or (b) the manner in which that business is conducted.”

In summary, the Programme was announced in February 2020 and is an extensive Programme focused on driving efficiencies in our operations and supply chain and to a lesser extent improvements in our commercial organisation. Costs of this Programme are expected to be c$350m. The Programme involved a review of our entire supply chain, manufacturing footprint and commercial selling model resulting in a fundamental change in the manner in which the Company’s business is conducted.

The Plan was announced in June 2022 with an expected cost of c$275m. The Plan is designed to fundamentally change the way in which the Company operates by reorganising our Orthopaedics business, driving productivity through redesigning our organisational structure and accelerating our growth.

Both the Programme and Plan were significant undertakings outside the normal course of the Company’s business and changed the manner in which that business was conducted and, in some instances, also changed the scope of a business undertaken by the Company.

The Company also considered IAS 37.70 that provided some “examples of events that may fall under the definition of restructuring:

(a) sale or termination of a line of business;

(b) the closure of business locations in a country or region or the relocation of business activities from one country or region to another;

(c) changes in management structure, for example, eliminating a layer of management; and

(d) fundamental reorganisations that have a material effect on the nature and focus of the entity’s operations.”

The Company notes that IAS 37.70 only provides some examples of events that may be restructuring rather than an exhaustive list.

The Company has considered the above in relation to the Programme and Plan activities which are detailed below.

Reorganisation of supply chain under the Programme

As part of the Programme a review was undertaken of the Company’s global supply chain routes and infrastructure. Following this review there were two key elements of the supply chain reorganisation.

In Europe, Middle East and Africa (“EMEA”) we consolidated our four local distribution centres into a single Global Distribution Centre (“GDC”) in the Netherlands managed by a third-party logistics provider resulting in the Company changing its operating model to using an outsourced logistics provider.

This change in operating model was also implemented in the US where the Company sold its GDC in the US to a third-party logistics provider who also took over the management of the GDC.

The above changes resulted in the closure of business locations, a reduction in our supply chain workforce and the reorganisation of the management structure of our global supply chain function to align with the new operating model.

Given the above, the Company concluded this element of the overall Programme met the definition of restructuring as per IA3 37.10 and IAS 37.70.

Reorganisation of selling model and markets involved in the reorganisation under the Programme

One element of the Programme was to review our commercial selling model across the EMEA and Asia Pacific (“APAC”) regions. This review considered what products are sold in these markets and whether sales should be made via a distributor or direct by the Company. This fundamental review led to the reorganisation of our selling model to certain countries or certain regions within a country. Specifically in 2022 and 2023, this involved exiting the trauma and extremities market in certain countries in the Asia Pacific region. These markets were less than 1% of our global trauma and extremities revenue. We also completely exited the market in Egypt which was less than 1% of total Group revenue.

Given these changes were part of the overall material review of our commercial selling model in EMEA and APAC and led to a change in the manner in which our business was conducted, that also led to the elimination of roles, the Company concluded this element of the overall Programme met the definition of restructuring as per IAS 37.10 and IAS 37.70.

Quantify the number of manufacturing sites closed and the remaining number of manufacturing sites

Before the manufacturing site closures we had 16 manufacturing sites. Three sites were closed in India, Russia and Curacao as part of the Programme. Following these closures, as disclosed on page 32 of the 2023 Form 20-F, we have 13 manufacturing sites across the globe. As noted below, as part of the Plan we announced the closure of two manufacturing facilities in China and Germany. Once these sites are closed there will be 11 manufacturing sites across the globe.

As noted in our response dated November 8, 2024, we also transitioned certain manufacturing processes between our manufacturing sites. The transition of manufacturing process between our manufacturing sites as part of the Programme represent a relocation of business activities from one country to another. Given the complex nature of our manufacturing and the regulatory requirements, this involved significant dual running and integration activities as well as elimination of roles in our manufacturing facilities.

As these activities included closure of business locations and relocating business activities from one country to another, the Company concluded these activities met the definition of restructuring as per IAS 37.10 and IAS 37.70.

Activities performed to fix Orthopaedics as part of the Plan

Initiatives in this area are:

Rewire Orthopaedics commercial delivery

•	As part of the Plan a fundamental review was undertaken of the Orthopaedics business to improve the availability of our products. This included an end-to-end review of our Sales, Inventory, and Operations Planning (“SIOP”) process to reduce backorders, improve Line Item Fill Rate (“LIFR”), ensure inventory (including instrument sets) were at the right locations and better align our sales demand with our manufacturing process. This activity resulted in a fundamental reorganisation of our SIOP process, our asset management strategy by ensuring our assets are in the right locations to meet demand, and changed our management structure by eliminating roles and departments. Due to these changes the Company concluded these activities met the definition of restructuring as per IAS 37.10 and IAS 37.70.

•	A review was performed of our Orthopaedics selling model resulting in the reorganisation of our selling model in certain markets. In certain areas of the US and France we transitioned from using a third-party distributor to sell our Orthopaedic products to using a direct selling model. This change represented less than 2% of our global Orthopaedics revenue but fundamentally changed the manner in which the Company’s business is conducted in these regions and were part of a material review of our Orthopaedics selling model. Given these changes in the manner in which the business was operated the Company concluded this met the definition of restructuring as per IAS 37.10 and IAS 37.70.

Win market share with our technology

•	Within this activity there were commercial actions to accelerate our trauma business through availability of our EVOS Plating System. We also drove the launch of our AETOS Shoulder System to accelerate growth in our trauma and extremities business. The Company also continued to drive expansion of our CORI Surgical System.

•	Although these activities were part of the Plan, no specific restructuring costs were incurred in relation to these activities.

Streamline our reconstruction portfolio

•	A strategic review of our reconstruction product portfolio was performed to focus on key brands and reduce the number of implant systems in each category. This resulted in a reduction in our brands and the number of SKUs we offered to our customers with costs incurred for scrapping products. As this activity changed the scope of the Company’s activities the Company concluded it met the definition of restructuring as per IAS 37.10 and IAS 37.70.

Activities performed to improve productivity as part of the Plan

Initiatives in this area are:

Improve value and cash processes

•	As part of the Plan a full review was undertaken of our organisational structure leading to a business unit (product led) focus on commercial delivery (rather than a regional focus) in our EMEA and APAC regions. This was a fundamental change in the manner in which the Company’s business is conducted and resulted in a change in our management structure from regional business leaders to business unit leaders in our EMEA and APAC regions and elimination of certain management roles. The Company concluded these activities met the definition of restructuring as per IAS 37.10 and IAS 37.70 as it resulted in a fundamental reorganisation that changed the manner in which the Company conducted its business and eliminated management roles.

•	A full strategic review was also performed of our order-to-cash, procurement, and general and administrative cost functions. This led to a restructure of these functions to align with the change in commercial delivery in EMEA and APAC noted above, the elimination of roles and the further relocation of activities into our Global Business Service locations. The Company concluded these activities met the definition of restructuring as per IAS 37.10 and IAS 37.70 as they included the elimination of roles, the relocation of activities and a reorganisation of how these functions operate.

Manufacturing optimisation

•	Part of this activity was the closure of two manufacturing facilities in China and Germany. As this activity included the closure of business locations and relocating business activities from one country to another the Company concluded this activity resulted in a change in the scope of our manufacturing operations and therefore met the definition of restructuring as per IAS 37.10 and IAS 37.70.

•	The other element of this activity was a strategic review of our manufacturing processes to highlight areas where efficiency could be improved. This review focussed on implementing “lean” process techniques across our manufacturing sites to ensure these sites were using consistent management structures, eliminating waste, reducing back orders and optimising capacity. This led to a fundamental redesign of our manufacturing processes, the transfer of manufacturing activities to other locations, and the elimination of roles in our manufacturing sites. Given this, the Company concluded these activities met the definition of restructuring as per IAS 37.10 and IAS 37.70.

Activities performed to accelerate growth as part of the Plan

Initiatives in this area are:

•	Scale negative pressure wound therapy (“NPWT”). This involved focusing additional sales resources behind our NPWT business to drive growth.

•	Drive cross selling in Ambulatory Surgery Centers (“ASCs”). Review of our commercial model to establish a strategic sales team to drive cross-business unit deals between our Orthopaedics and Sports Medicine businesses.

•	Although part of the Plan, no restructuring costs were incurred in relation to these activities.

Separately present the costs presented in your response for the Programme and Plan

The table below separately presents the costs between the Programme and Plan:

			2023			2022
	Plan	Programme	Total	Plan	Programme	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Severance	***	***	***	***	***	***
Asset write offs	***	***	***	***	***	***
Business advisory services	***	***	***	***	***	***
Integration and dual running	***	***	***	***	***	***
Contractual termination	***	***	***	***	***	***
Total	***	***	220	***	***	167

Additional information for specific activities or events underlying the business advisory services, integration and dual running and contractual terminations

Business advisory services were external costs to support the delivery of the Plan such as:

•	Advice on the governance structure of the Plan

•	Advice on the design of the initiatives including benchmarking against other companies and providing an independent view on the proposed changes

•	Implementation support to ensure the initiatives were implemented on time and were then subsequently monitored for effectiveness

Integration and dual running primarily related to internal costs for:

•	The transition of our GDCs to a third party logistics provider (as noted above)

•	Transfer of certain manufacturing processes (e.g. production of some products) between our manufacturing locations due to site closures or to consolidate production of some products in certain sites

Contractual termination relates to the reorganisation of our selling model noted above. Costs were primarily external and relate to exit fees paid to distributors for terminating contracts.

* * *

Please do not hesitate to contact me at John.Rogers@smith-nephew.com with any questions or comments you may have.

Very truly yours,

/s/ John Rogers

John Rogers

Chief Financial Officer

Cc: Helen Barraclough, Company Secretary